UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the transition period from to

Commission File Number 001-12209

A.	Full title of the plan and address of the plan, if different from the issuer named below

RANGE RESOURCES CORPORATION
401 (k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principle executive office

Range Resources Corporation

777 Main Street, Suite 800
Fort Worth, Texas, 76012

Report of Independent Auditors	F-1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits	F-2

Statements of Changes in Net Assets Available for Plan Benefits	F-3

Notes to Financial Statements	F-4

Supplemental Schedule –Form 5500 Schedule H, line 4i-Schedule of Assets Held for Investment Purposes at End-of-Year	F-11

Signatures	F-12

Exhibit Index	F-13

Exhibit 23- Consent of Independent Auditors	F-14

Exhibit 99.1- Certification of Periodic Reports	F-15
Consent of Independent Accountants
Certification Pursuant to Section 906

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

Range Resources Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Whitley Penn

Fort Worth, Texas

May 13, 2005

RANGE RESOURCES CORPORATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2004	2003
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual Funds	$5,212,544	$4,189,697
Common Collective Trust	1,271,155	746,162
Range Resources Common Stock	7,246,181	3,785,055
Participant loans	254,552	269,532

	13,984,432	8,990,446

Total assets	13,984,432	8,990,446

Liabilities	—	—

Net assets available for benefits	$13,984,432	$8,990,446

RANGE RESOURCES CORPORATION 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31,
	2004	2003
Additions to net assets attributed to:
Investment Income:
Net realized and unrealized gain on investments	$4,267,858	$2,270,958
Interest and dividends	108,196	70,050

	4,376,054	2,341,008

Contributions:
Non-cash:
Employer stock	770,100	610,000
Cash:
Participant	997,075	747,939
Rollover	—	67,384

	1,767,175	1,425,323

Total additions	6,143,229	3,766,331

Deductions from net assets attributed to:
Benefits paid to participants	1,112,147	458,523
Participant loans terminated due to withdrawal of participants	37,096	29,081

Total deductions	1,149,243	487,604

Net increase	4,993,986	3,278,727

Net assets available for benefits at beginning of year	8,990,446	5,711,719

Net assets available for benefits at end of year	$13,984,432	$8,990,446

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

A. Description of the Plan

Plan Description

The following description of the Range Resources Corporation 401(k) Plan (the “Plan”) provides only general information. The Plan is sponsored by Range Resources Corporation (the “Company” or “Plan Sponsor”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1989 as a defined contribution plan covering employees of the Company who are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2003, the assets of the Plan were transferred from Matrix Capital Bank Trust Services to Scudder Trust Company (“Scudder”). As a result of this transfer, Scudder also assumed the responsibility of trustee and record keeper, which was formerly held by CPI Qualified Plan Consultants, Inc. The Company adopted the Scudder Trust Co. prototype Deferred Contribution Plan.

The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.

Contributions

Participants may contribute up to 50% of pre-tax annual compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement. Contributions are equal to 5.7% of each active participant’s eligible compensation in excess of the social security taxable wage base in 2004 and 2003.

Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.

Participants must be employed on the last day of the plan year, and complete 1,000 hours of service during the Plan year to be eligible to receive profit sharing contributions. Each year the Board of Directors determines the percentage of employee salaries that the Company will contribute as a profit sharing contribution. In 2004 and 2003, the Company made profit sharing contributions, in the form of Company stock, at the rate of 6% of an eligible participant’s salary.

At the discretion of the Board of Directors, the Company may elect to contribute a matching contribution based on the amounts of salary reduction of the participants. No matching contribution was made in 2004 or 2003.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

A. Description of the Plan — continued

Participant Accounts

Each participant’s account is credited with the participant’s elective contribution, employer contribution(s), and earnings thereon. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Vesting in the Company contribution portion of accounts plus actual earnings thereon is as follows:

Years of Service	Vested Percentage
Less than One (1) year	0%
One (1) year	40%
Two (2) years	80%
Three (3) or more years	100%

A year of service for vesting purposes is defined as a period in which a participant completes at least 1,000 hours of service.

Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2.00%, as defined by the Participant Loan Program. Interest rates for 2004 ranged from 6.00% to 7.25%. Principal and interest are paid ratably through payroll deductions.

Benefit Payments

Participants withdrawing during the year for reasons of service or disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump sums, installment payments, or through the purchase of an annuity contract. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited and reallocated to the remaining participants once it is assured that a break in service was incurred by the withdrawing participant. Disbursements for benefits are recorded when paid.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

A. Description of the Plan — continued

Benefit Payments- continued

A participant may receive a hardship distribution from salary reduction contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; or, (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are reallocated to the account balances of the remaining participants.

Administrative Expenses

The Plan Sponsor pays administrative expenses of the Plan. During 2004 and 2003, the Plan Sponsor paid approximately $16,700 and $12,100, respectively, of Plan expenses on behalf of the Plan.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

Investments are valued at fair market value as of December 31, 2004 and 2003. The Common Stock of Range Resources Corporation 401(k) Plan is valued at the last reported sales price on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net realized gain or loss on investments is the difference between the proceeds received upon the sale of investments and the market value of investments as of the end

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

B. Summary of Significant Accounting Policies- continued

Investments Valuation and Income Recognition- continued

of the preceding year or the average cost of those assets if acquired during the current year.

Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.

These investments are subject to market or credit risks customarily associated with equity investments. Participant loans are recorded at the unpaid principal balance, which approximates fair value.

Contributions

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

C. Investments

Participants may direct their 401(k) salary deferrals to be invested into any of the sixteen investment funds offered by the Plan as well as the Range Resources Corporation common stock.

Non-cash profit sharing contributions made in the form of the Company’s common stock, by the Company, can be redirected by participants into any of the twelve investment options offered by the Plan.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

C. Investments – continued

The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

Description	2004
Scudder Stable Value Fund	$1,271,155
American Growth Fund of America – R3	1,410,876
Scudder Dreman High Return Equity — A	929,015
Range Resources Common Stock (374,093 shares)	7,246,181

Description	2003
Scudder Stable Value II Institution	$746,162
Scudder Fixed Income Fund — A	477,928
Scudder Flag Investors Value Builder — A	611,255
American Growth Fund of America – R3	1,181,349
Scudder Dreman High Return Equity — A	752,102
Range Resources Common Stock (411,419 shares)	3,785,055

Range Resources common stock represented approximately 52% and 42% of total net assets available for benefits at December 31, 2004 and 2003, respectively.

During 2004 and 2003, the Plan’s investments net realized and unrealized gains/(losses) were as follows:

	2004	2003
Mutual Funds	$470,673	$891,488
Common Collective Trust	—	—
Range Resources Common Stock	3,797,185	1,379,470

	$4,267,858	$2,270,958

D. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 20, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from federal income taxation. The Plan has been amended since receiving the determination letter. The Company has adopted the Scudder Trust Company Prototype Defined Contribution Plan, which has been approved by the IRS for use by employers as a qualified plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated, in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

E. Forfeitures

At December 31, 2004 and 2003, the balance in the forfeiture account approximated $36,000 and $6,000, respectively. In 2004, there was approximately $6,000 of forfeitures reallocated to participants. There were no forfeitures reallocated to participants in 2003.

F. Transactions with Parties in Interest

Participants have the option to invest their salary deferrals into the common stock of Range Resources Corporation, the Company. The Plan invests in shares of mutual funds managed by Scudder. Scudder acts as trustee for those investments as defined by the Plan. Transactions in such investments qualify as a party-in-interest transaction, which are exempt from the prohibited transaction rules.

G. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

H. Subsequent Events

Effective January 1, 2005, the Company merged the net assets of the Great Lakes LLC 401(k) plan in the amount of $14.7 million into the Range Resources Corporation 401(k) Plan.

SUPPLEMENTAL SCHEDULE

RANGE RESOURCES CORPORATION 401(k) PLAN
FORM 5500, SCHEDULE H, LINE 4i SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
December 31, 2004

EIN: 34-1312571
Plan: 002

		(c)		(e)
	(b)	Description	(d)	Current
(a)	Identity of Issue	of Investments	Cost	Value
*	Scudder	Stable Value Fund	**	$1,271,155
	Pimco	Real Return - R	**	36,496
*	Scudder	Fixed Income Fund - A	**	466,015
*	Scudder	Flag Investors Value Builder - A	**	561,712
*	Scudder	Pathway Conservative - A	**	10,410
*	Scudder	Pathway Growth - A	**	12,819
*	Scudder	Pathway Moderate - A	**	4,315
	American Funds	Growth Fund of America - R3	**	1,410,876
	Oppenheimer	Global Fund - N	**	432,497
	Pimco	PEA Renaissance - A	**	289,941
	Pimco	NFJ Small Cap Value - A	**	158,695
*	Scudder	Dreman High Return Equity - A	**	929,015
*	Scudder	International Select Equity - A	**	222,160
*	Scudder	Micro Cap - A	**	109,010
*	Scudder	Mid Cap - A	**	448,144
*	Scudder	Select 500 - A	**	120,439
*	Range Resources	Common Stock	**	7,246,181
*	Participant Loans	6.0% -10.0%; 1 - 5 years	-0-	254,552

				$13,984,432

*	A party in interest as defined by ERISA

**	Cost not necessary due to participant directed investments in mutual funds, common collective trust and common stock

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION 401(k) PLAN
Date: June 20, 2005	/s/ Roger S. Manny
Roger S. Manny, Trustee

Exhibit Index

NUMBER	Exhibit
23*	Consent of independent accountants

99.1*	Certification of the December 31, 2004 Annual Report on Form 11-K, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Executive Officer and Principal Financial Officer of the Plan.

*	included herewith